M. Timothy Elder
Direct Tel: 404-815-3532
Direct Fax: 404-685-6832
telder@sgrlaw.com	March 13, 2008

VIA EDGAR AND FAX TRANSMISSION (202-772-9202)

Mr. David R. Humphrey

Branch Chief

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	AirTran Holdings, Inc.

Form 10-K for the year ended December 31, 2007

Filed February 4, 2008

File No. 001-15991

Dear Mr. Humphrey:

We have today electronically filed with the Securities and Exchange Commission on behalf of AirTran Holdings, Inc. (the “Company”) this response to your letter dated March 11, 2008 with respect to your review of certain items in the Company’s Form 10-K for the year ended December 31, 2007. The Staff’s sole comment from the March 11, 2008 letter is reproduced below in bold-faced text followed by the Company’s response. A courtesy copy of the filing has been forwarded to Ms. Singleton via facsimile transmission at the fax number listed above.

Form 10-K (Fiscal Year Ended December 31, 2007)

Management’s Discussion and Analysis

Other (Income) Expense, page 28

We have reviewed your response to prior comment 1 and your proposed future revisions to MD&A. However, we are not persuaded that the $6.2 million gain should not be reclassified as a component of operating income. We note that the two aircraft were newly acquired, held for sale, were never used in your revenue servicing operations and were subject to a binding contractual obligation for immediate sell. Paragraph 32 of

Mr. David R. Humphrey

March 13, 2008

SFAS No. 144 considers the nature of these assets to represent long-lived assets that are held for sale at the acquisition date, and paragraph B116 concludes that gains or losses on such assets are to be presented as a component of income from continuing operations, similar to reporting impairment losses on long-lived assets to be held and used. In future filings, please reclassify the $6.2 million gain as a component of “operating income” in the statements of operations and future discussions in MD&A.

In future filings, the Company will reclassify the $6.2 million gain as a component of operating income in the statements of operations and future discussions in MD&A.

********

Closing Comments

Transmitted with this letter is a letter from the Company acknowledging the matters requested by the Staff.

If the Staff has any questions concerning this response letter, please contact the undersigned at 404-815-3532 or my partner, Howard E. Turner, at 404-815-3594.

Very truly yours,

/s/ M. Timothy Elder
Smith, Gambrell & Russell, LLP
Attorneys for AirTran Holdings, Inc.

MTE/jlc

cc:	Arne Haak

Richard P. Magurno, Esq.

Howard E. Turner, Esq.

Beverly A. Singleton

[AIRTRAN HOLDINGS, INC. LETTERHEAD]

March 13, 2008

VIA EDGAR AND FACSIMILE TRANSMISSION (202-772-9202)

Mr. David R. Humphrey

Branch Chief

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-3561

Re:	AirTran Holdings, Inc.

Form 10-K for the year ended December 31, 2007

Filed February 4, 2008

File No. 001-15991

Dear Mr. Humphrey:

In response to the Staff’s request in your letter dated March 11, 2008, AirTran Holdings, Inc. hereby acknowledges that:

(1) The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

(3) The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Arne Haak
Arne Haak
Vice President – Finance and Treasurer